UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NEXTDECADE CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65342K105

(CUSIP Number)

Ms. Kathleen Eisbrenner

3 Waterway Square Place

The Woodlands, Texas 77380

(832) 403-1874

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Ms. Samantha H. Crispin

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Telephone: (214) 953-6497

Fax: (214) 661-4497

February 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 65342K105

(1)	Names of Reporting Persons Kathleen Eisbrenner

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 8,685,633*

	(8)	Shared Voting Power -

	(9)	Sole Dispositive Power 8,685,633*

	(10)	Shared Dispositive Power -

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,685,633*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.16%**

(14)	Type of Reporting Person (See Instructions) IN

* Does not include: (i) 28,499 Shares held by Raymond Eisbrenner, Ms. Eisbrenner’s husband, of which Shares Ms. Eisbrenner disclaims beneficial ownership or (ii) 57,781,121 Shares held by York Capital Management Global Advisors, LLC or its affiliates, of which Shares Ms. Eisbrenner disclaims beneficial ownership.

** In computing the percentage ownership, the reporting person has assumed that there are 106,397,602 shares of Common Stock outstanding, as reported by the Issuer on its Annual Report on Form 10-K, filed with the SEC on March 8, 2018.

STATEMENT ON SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by Kathleen Eisbrenner (the “Reporting Person”). Ms. Eisbrenner is Chairperson of the Board of Directors of NextDecade Corporation (the “Issuer”). This Amendment No. 1 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on August 3, 2017. This Amendment No. 1 is being filed to report the release of certain shares from the provisions of a lock-up agreement between the Issuer and the Reporting Person.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) — (c) The person filing this statement is Kathleen Eisbrenner, an individual and Texas resident (“Eisbrenner” or the “Reporting Person”). Ms. Eisbrenner currently serves as the Chairperson of the Board of Directors of the Issuer (“Chairperson”). Her business address is 3 Waterway Square Place, The Woodlands, Texas 77380.

(d) — (f) Ms. Eisbrenner has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Eisbrenner is a Texas resident and a citizen of the United States of America.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The responses to Items 3 and 6 of this Schedule 13D are incorporated herein by reference. Except as set forth herein, Ms. Eisbrenner does not have any plans or proposals to effect any transaction that would constitute, involve or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Notwithstanding the foregoing, Ms. Eisbrenner may determine to change her intentions with respect to the Issuer at any time in the future and, in so doing, may, for example, elect (i) to acquire additional Shares in open market or privately negotiated transactions or under compensatory incentive plans of the Issuer or (ii) to dispose of all or a portion of her holdings of Shares to the extent permitted by the arrangements described in more detail in Item 6. In reaching any conclusion as to her future course of action, Ms. Eisbrenner will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Ms. Eisbrenner, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Shares.  In addition, Ms. Eisbrenner may enter into one or more 10b5-1 trading plans to execute purchases and/or dispositions of Shares from time to time.  Finally, in her role as Chairperson, Ms. Eisbrenner will take an active role in certain of the Issuer’s operational, financial and strategic initiatives which may include, from time to time, effecting certain transactions that would constitute, involve or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a) As of the date of this report, Ms. Eisbrenner beneficially owns 8,685,633 Shares, all of which are held by her directly. The 8,685,633 Shares beneficially owned by Ms. Eisbrenner represent 8.16% of the Issuer’s outstanding Shares. The percentages of class reported in this Amendment No. 1 are based on the Shares outstanding on March 1, 2018, as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on March 8, 2018.

On account of certain agreements between Ms. Eisbrenner and York Capital Global Advisors, LLC and its affiliates (“York”) (as further discussed in the response to Item 6 below), such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, York and Ms. Eisbrenner collectively beneficially own 66,466,754 Shares, which represents approximately 8.16% of the Shares as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 8, 2018. Information regarding York, including ownership of Shares, can be found in the Amendment No. 2 to Schedule 13D filed by such person on October 17, 2017 with the SEC, as may be amended from time to time (the “York 13D”). Ms. Eisbrenner assumes no responsibility for the information contained in the York 13D and expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b) Ms. Eisbrenner holds the sole power to vote, and the sole power to dispose or to direct the disposition of, each of the 8,685,633 Shares held by her.

(c) Except as disclosed in Item 3, Ms. Eisbrenner has not effected a transaction in the Shares during the 60 calendar days preceding the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented to add the following:

Pursuant to Ms. Eisbrenner’s employment agreement and effective February 24, 2018, the Issuer released from restriction under the lock-up agreement with Ms. Eisbrenner Shares with an aggregate value of $25 million.  The remainder of Shares subject to the lock-up agreement remain restricted until July 24, 2018.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018	Kathleen Eisbrenner

	By:	/s/ Kathleen Eisbrenner